

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
7422 Carmel Executive Park Drive, Suite 300
Charlotte, NC 28226

      Re: Milestone Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed June 25, 2021
           File No. 333-257404

Dear Mr. Oliveto:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Ryan Sonberg